Contact

www.linkedin.com/in/afontesc
(LinkedIn)
entrepreneurofimpact.org/2025/dr-
ashlee-fontes (Other)

Top Skills

University Teaching
Growth Strategies
Analytical Skills

Languages

English

Certifications

National Youth Diploma
National Diploma
Small Business Executives Program
Implicit Bias Training Certitifcate
Advanced Regional Diploma

Honors-Awards

Distinguished Alumni Award -
Trailblazer
Oasis Trailblazer Award
What Women Want

Dr. Ashlee Fontes (Ph.D.)

Founder | Owner of TLH Reckoning
Tallahassee, Florida, United States

Summary

I fell in love with soccer long before professional pathways for girls like me truly existed. Over the years, I've worn nearly every hat this game has to offer: player, coach, executive, strategist, founder, advocate. Each step has been driven by a single belief: every girl deserves access, opportunity, and a pathway to reach her full potential.

From becoming the first woman of color to lead a U.S. professional soccer franchise (Washington Spirit), to serving as President of United Soccer Coaches (the largest coaches association in the world), I've worked to build structures that didn't exist for me — and to make sure future generations won't face the same barriers.

I co-founded the Girls Academy league, the nation's only all-girls elite development platform, to give young players a competitive home that prioritizes development and leadership. Back in Tallahassee, I launched TLH Reckoning, the city's first pre-professional women's soccer club, to create a true youth-to-pro pathway (alliance with Gotham FC) in a community that had the talent but not the infrastructure.

As the Founder & CEO of Nikao Management, I advise leagues, individuals, and organizations to develop sustainable, equity-centered strategies that elevate women's sports on and off the field. Alongside my executive work, I'm a Florida State University alumna (B.S. '04, Ph.D. '24) and proud Distinguished Alumni Award recipient; and Inspire Award recipient — continuing to teach, mentor, and bridge academia with real-world impact.

I've been honored to share this vision on global stages like Soccerex, but the work is far from done. My story is proof that when access meets opportunity, transformation happens.

Areas of Expertise: Women's Soccer Strategy & Governance (FIFA, Concacaf, Federations) · League & Club Development · Youth-to-Pro Pathway Design | CEO-Level Strategy & P&L · Growth & Market Expansion · Sponsorships/Partnerships & Revenue Diversification | Digital Transformation & Performance Analytics · AI-informed Talent ID & Player Pathways | Board Service & Policy · Risk, Compliance & SafeSport · Crisis & Issues Management | M&A / Strategic Alliances · Capital Allocation & Investor Relations (women's sports investment) | Organizational Design & Culture · Succession & Leadership Development · Coaching Education Systems | Brand, Communications & Thought Leadership · Media, speaking, and stakeholder advocacy | DEI & Access in Sport · Community infrastructure · Emerging-market program build-outs

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Experience

TLH Reckoning
Owner/CEO
February 2023 - Present (2 years 9 months)
Tallahassee, Florida, United States

Path to Pro starts here.

We are the professionally operated women's soccer franchise breaking geographic and institutional barriers!

> Two pre-professional teams and a player development academy

U.S. Soccer Federation
Appeals Committee of U.S. Soccer (Service/Volunteer)
June 2024 - Present (1 year 5 months)

United Soccer League (USL)
1 year 10 months

USL Academy Competition Strategy Committee (Women's Pathway)
April 2024 - Present (1 year 7 months)

USL Forward Steering Committee
January 2024 - Present (1 year 10 months)

Nikao Unlimited Enterprise INC

Founder / Owner
February 2024 - Present (1 year 9 months)

Nikao Management
Strategic Management Specialist
May 1999 - Present (26 years 6 months)
Nationwide

Example:

Co-founder, Girls Academy League

Market Strategist, ata football

Florida State University
Doctoral Candidate
August 2017 - April 2024 (6 years 9 months)

United Soccer Coaches
6 years 1 month

Immediate Past President
January 2023 - January 2024 (1 year 1 month)

President
January 2018 - January 2023 (5 years 1 month)

2018 - First female of color to be elected to serve and lead (VP 2018-2021)

United Soccer Coaches was established in 1941 with 80 initial members. Today, United Soccer Coaches is the world's largest association of its kind and generates more than $7 million in annual revenue and invests the majority into the Convention ($2.5 million), education programming ($2.3 million) and membership services ($1.5 million).

Florida State University - College of Business
Instructor
August 2021 - August 2022 (1 year 1 month)

Girls Academy
Co-Founder
April 2020 - September 2021 (1 year 6 months)

Co-founded the only, all-girls nationwide elite soccer development platform in the United States. The only league that actively engages the players voice – By the Players, For the Players. 501(c)3

Notable: Negotiated and secured monumental technical alliance with Major League Soccer (MLS), as well as the innovative and landmark partnership with US Youth Soccer (USYS), and a first-ever commerical partnership with Soccer United Marketing (SUM). Established the revolutionary first-ever national player advisory panel, e.g., a player-led board.

Leadership: Responsible for acquiring the resources to establish, build, and launch the league. Set the strategic vision, stablished strategic alliances and partnerships to support the initial sustainability and long-term evolution of league with the overarching women's game in mind. Spokesperson for networking with big players in the game (e.g., MLS, USYS, NWSL, adidas, etc.) along with player scouting/analysis data companies (e.g., InStat, Veo, etc.). Constructed the first-ever player-led advisory panel. Chair of Commercial/Partnerships, Branding, Player Advisory Panel, Engagement Task Force, and support the events and player identification program. Led the recruitment and selection process for league commissioner and hired women's soccer legend Leslie Gallimore. Negotiated and closed multi-year six-figure sponsorship deals.

Technical Operations: Negotiated and implemented league-wide player data analytics program with mandatory reporting via InStat; along with instituting a league-wide player talent identification system via Jungo Sport. Collaborated on league standards, technical and competition frameworks, board composition, organizational hiring, etc.

George Mason University
Instructor
January 2017 - December 2020 (4 years)

Washington Spirit
First in Charge - COO
February 2012 - April 2016 (4 years 3 months)
Boyds, Maryland

Sell out crowds. Championship contending team. Profitable by year 3.

Technical: Provided oversight and support to all first team, second team, and youth academy day to day operations and roster management. Including, contract negotiations, budget monitoring, player loans, player call-ups, player trades, and the NWSL draft.

Laid the foundation to create a championship contending team. Notable International Player Acquisitions: Franny Ortega (Nigeria), Estefania Banini (Chile), Hayley Raso (Australia), Jodie Taylor
(England), Lisa DeVana (Australia), Diana Matheson (Canada), Haley Rasso (Australia) – [Lead scouting efforts by Mark Parsons]. Notable domestic players: Lori Lindsey, Yael Averbuch, Crystal Dunn, Ali Krieger, Ashlyn Harris

Academy: Launched and grew a youth academy development program with growth to over 300% increase from year 1 to 2; over 500% from year 1 to 3. Involved in the initial discussions for transferring the youth academy program to the upcoming US Soccer Development Academy for girls.

Business: Led strategic plan formulation and execution. Controlled operating budget earmarked for driving dynamic program development, project management, performance optimization, cost reduction, and enhancement of revenue. Established internal and external foundations to bring the organization from start-up, to sustainable, to profitable within three years. Nurtured executive sponsorships, partnerships, and support with high-profile companies and associations like Nike, NWSL, USSF, USL, Hampton Inn, and the Maryland Soccer Foundation (MSF). Managed, mentored, and trained nearly 50 key team members (staff, interns, volunteers, players, and coaches).

Direct Reports: General Manager, Head Coach, Operations staff, Game Day staff, Sales/Ticket Ops, Communications, etc.

D.C. United Women
Director of Operations
February 2012 - September 2013 (1 year 8 months)

DoO_Hummersport LLC
USL W-League

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Education

Florida State University

Doctor of Philosophy - PhD, Management - Sport; Strategic Management; OBHR · (August 2017 - April 2024)

Northeastern University

Master of Science (MS) in Leadership, Organizational Communication & Project Management Concentration

Florida State University

BS, Sports Management with an emphasis in business and communication

Rochester Adams High School

High School Diploma, N/A